                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                            (AMENDMENT NO. ________)(1)

                            THERMOENERGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    883906208
                                 --------------
                                 (CUSIP Number)

                                 NILS H. OKESON
                                  ALSTON & BIRD
                               ONE ATLANTIC CENTER
                           1201 WEST PEACHTREE STREET
                              ATLANTA, GEORGIA 30309
                                 (404) 881-7889
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 OCTOBER 4, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 883906208                      13D             PAGE 2 OF 5 PAGES
--------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          DANIEL B. COWART
--------------------------------------------------------------------------------

       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A)[ ]
                                                                      (B)[ ]
--------------------------------------------------------------------------------
       3  SEC USE ONLY

--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS*

          PF

--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                             [ ]
--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  1,375,000
--------------------------------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                  0

--------------------------------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                   1,375,000
--------------------------------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,375,000
--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                             [ ]

--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          26%
--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

         (i)      Name of Issuer: ThermoEnergy Corporation ("ThermoEnergy")

         (ii)     Address of the Principal Executive Offices of ThermoEnergy:
                  323 Center Street, Suite 1300, Little Rock, Arkansas 72201

         (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $.001 par value per share (the "Common Stock")


ITEM 2.           IDENTITY AND BACKGROUND

         Daniel B. Cowart is a permanent resident of the State of Georgia and a citizen of the United States. Mr. Cowart's principal occupation is real estate development, conducted through Dan Cowart Companies located at 3295 River Exchange Drive, Suite 170, Norcross, GA 30092-4213.

         During the last five years, Daniel Cowart has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which Daniel Cowart was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Daniel Cowart used his personal funds to purchase the shares of Common Stock described herein.

ITEM 4.  PURPOSE OF TRANSACTION

         Daniel Cowart intends to hold the shares of Common Stock for investment purposes. Mr. Cowart may, from time to time, acquire additional shares of Common Stock in the open market or in privately negotiated transactions subject to the availability of additional shares at prices deemed favorable, ThermoEnergy's business or financial condition and other factors and conditions. Alternatively, Mr. Cowart may sell all or a portion of the shares of Common Stock in the open market or in privately negotiated transactions.

         Daniel Cowart's company Dan Cowart Inc. ("DCI") entered into a Marketing Agreement with ThermoEnergy dated March 28, 1996, as amended January 28, 1997 and October 4, 2000. Pursuant to the Marketing Agreement, DCI would be paid 62,500 Warrants exercisable for 62,500 shares of ThermoEnergy Common Stock at a price of $2.00 per share within 90 days of the date on which ThermoEnergy signs an agreement with a customer to purchase or utilize any of ThermoEnergy's Technologies (as defined in the agreement) if DCI was instrumental in securing such transaction. Except as set forth above in this Item 4, Daniel Cowart has no present plans or proposals that relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving ThermoEnergy or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of ThermoEnergy or of any of its subsidiaries; (c) any change in the present board of directors or management of ThermoEnergy, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (d) any material change in the present capitalization or dividend policy of ThermoEnergy; (e) any other material change in the issuer's business or corporate structure, including, but not limited to, any plans or proposals to make any changes in ThermoEnergy's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (f) changes in ThermoEnergy's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ThermoEnergy by any person; (g) causing a class of securities of ThermoEnergy to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of ThermoEnergy becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Daniel Cowart has acquired beneficial ownership of 1,375,000 shares of Common Stock, which constitutes approximately 26% of ThermoEnergy's outstanding shares of Common Stock.

         (b) Mr. Cowart has the sole power to vote and to dispose or direct the disposition of such shares.

         (c) Mr. Cowart has effected no other transactions in the Common Stock of ThermoEnergy in the past 60 days.

         (d)      None.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    6 October, 2000
                                                    ---------------------------
                                                              (Date)


                                                    /s/ Daniel B. Cowart
                                                    ---------------------------
                                                    Daniel B. Cowart